Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
 Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

MARKET ANNOUNCEMENT

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 -39

ULTRAPAR CLARIFIES INFORMATION ABOUT THE ACQUISITION OF
IPIRANGA GROUP’S OPERATIONS

Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of LPG (Ultragaz), the production of chemicals (Oxiteno), and in providing integrated logistics solutions for special bulk cargo (Ultracargo), hereby clarifies information about the Relevant Notice sent to Comissão de Valores Mobiliários (CVM) today about the acquisition of Ipiranga Group’s operations.

Regarding item II, sub-items 2.4 (d) and (e), we clarify that the shareholders of common and preferred shares issued by Ultrapar Participações S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A., Companhia Brasileira de Petróleo Ipiranga S.A. and Refinaria de Petróleo Ipiranga S.A., will have the right of withdrawal from the respective proven share ownership position on March 16, 2007.

São Paulo, March 19, 2007.

André Covre
 Chief Financial and Investor Relations Officer
 ULTRAPAR PARTICIPAÇÕES S.A.

Other than the information contained in this document, Ultrapar Participacoes S.A. has not filed with the SEC any information relating to the merger of the acquisition of the Ipiranga Group, including with respect to the tender and exchange offer transactions referred to above (the "transactions"). As they become available, Ultrapar Participacoes S.A. will be filing with the SEC additional documents relating to the transactions. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participacoes S.A. will be available free of charge from the Investor Relations office of Ultrapar Participacoes S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 011-55-11-3177-6695. PLEASE, READ THE DEFINITIVE OFFERING DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.